Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States

Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 25, 2018

The following article was published in The Telegraph on September 25, 2018:

Why my company Unilever is shifting its UK-based HQ to the Netherlands

By Marijn Dekkers 25 September 2018

Unilever is a truly global business. Every day, 2.5bn people in nearly 200 countries use our products, such as PG Tips in the UK, Omo in Brazil or Lifebuoy in India.

In each of the countries in which we operate, we strive to be the best. The consumer goods industry is one of the most competitive and dynamic in the world, and to succeed consistently requires us to be at the top of our game.

In that environment, the duty of Unilever’s board is to ensure the company is best placed to compete and perform long into the future. For that reason, about 18 months ago the board chose to take a very detailed look at the company’s legal structure.

For almost 90 years, Unilever has operated through two holding companies, one based in the UK and the other in the Netherlands. It’s a complex structure and the board review showed that moving to a single legal entity, to be located in the Netherlands, would simplify Unilever and better position it to create value for our shareholders.

Importantly, we are currently restricted in the ways we can make changes to our portfolio of brands and businesses. For example, we considered demerging our spreads business when we sold it last year but found that we were very restricted because of the complexities of having two sets of shares. Similarly, our dual-share structure restricts our ability to make major acquisitions using our equity, when compared with other companies that we compete against.

Simplifying Unilever will also strengthen our governance. It will for the first time give each shareholder an equal voice over our future, based on a “one share, one vote” principle. In addition, the board’s proposals commit the company to not having protective devices — which have been used by some other listed companies in the Netherlands — and to put our directors up for re-election every year.

As a board and management team, we have held more than 200 meetings with our shareholders over the past six months and it’s clear that our proposals have huge support.

None the less, we recognise that some of our shareholders are not in favour. In particular, a minority of institutional investors, which have mandates requiring them to invest in companies included in the FTSE UK Series Index, may have to reshape their portfolio or sell their Unilever shares.

We are sympathetic to their concerns and made strong representations to FTSE Russell to remain in the index, but as a board we have to take a wider view and take decisions which we believe are in the best interests of the business and Unilever’s shareholders as a whole.

For the vast majority of our shareholders, the board’s proposals deliver clear benefits while also preserving the things we know they really care about. That means retaining the Anglo-Dutch heritage of Unilever as it is today. Our UK shareholders will still be able to buy and sell our shares on the London Stock Exchange and will continue to receive dividends in sterling. Contrary to some reports, dividends will not face a new form of tax under a Dutch holding company structure. In addition, we will continue to host an annual meeting with our shareholders in London.

And for the UK itself? Well, rest assured that reports of Unilever leaving the UK could not be further from the truth. Two of our three operating divisions at Unilever, which represent 60pc of our turnover, will remain headquartered from our offices in London.

We also employ around 7,000 people across the country, which will not change as a result of the board’s proposals.

In fact, simplifying our business is all about allowing our operating divisions to compete and perform even better for the future. And if they perform better that is good news for the UK and it is good news for our shareholders.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the prospectus published today by New Unilever NV and the Group’s filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Important Information

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.  This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

Any purchase of securities of New Unilever NV should only be made on the basis of information contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus contains detailed information about Unilever and its management, as well as financial statements and other financial data. It may be unlawful to distribute the EU Prospectus in certain jurisdictions.

In connection with the reorganisation of Unilever PLC and Unilever NV and their respective group companies (“Simplification”) under a new holding company, New Unilever NV, New Unilever NV has also filed a prospectus with the Securities Exchange Commission in the United States (the “US Prospectus”) with respect to the legal merger of one of its subsidiaries with Unilever NV (the “Dutch Merger”) and

Simplification. The US Prospectus is incorporated in the EU Prospectus by reference. The US Prospectus will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares.

New Unilever NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “UK Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC has sent or otherwise disseminated a scheme circular (the “Scheme Document”) and other relevant documents with respect to the UK Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE EU PROSPECTUS AND THE US PROSPECTUS REGARDING THE DUTCH MERGER AND SIMPLIFICATION AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS OR THE US PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE DUTCH MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME DOCUMENT, THE EU PROSPECTUS AND OTHER RELEVANT DOCUMENTS REGARDING THE UK SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN THEIR ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE UK SCHEME AND SIMPLIFICATION.

Shareholders and security holders can obtain free copies of the US Prospectus, as well as other filings containing information about New Unilever NV, Unilever PLC and Unilever NV, without charge, at the SEC’s website at www.sec.gov. Shareholders and security holders may obtain the EU Prospectus, the US Prospectus and the Scheme Document, without charge, from Unilever’s website at www.unilever.com/simplification. Shareholders and security holders may also obtain the EU Prospectus, US Prospectus and Scheme Document, without charge, at the offices of Unilever NV (Weena 455, Rotterdam) or may obtain the Scheme Document or EU Prospectus by contacting Computershare on the Shareholder Helpline on 0370 600 3977 if calling from the UK or +44 370 600 3977 if calling from outside the UK. The helpline is open between 8.30 a.m. and 5.30 p.m., Monday to Friday (excluding public holidays in England and Wales).